UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of June 2024

Commission File Number: 001-41084

NeuroSense Therapeutics Ltd.
(Translation of registrant’s name into English)

NeuroSense Therapeutics Ltd.

11 HaMenofim Street, Building B
Herzliya 4672562 Israel
+972-9-7996183
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

This Form 6-K and exhibits 99.1, 99.2 and 99.3 are hereby incorporated by reference into the registrant’s Registration Statements on Form S-8 (File No. 333-262480) and Form F-3 (File Nos. 333-269306 and 333-260338), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

On June 17, 2024, NeuroSense Therapeutics Ltd. (the “Company”) changed its accounting method from International Financial Reporting Standards, as issued by the International Accounting Standards Board, to generally accepted accounting principles in the United States of America (“U.S. GAAP”) as of January 1, 2024. As a result, the Company re-issued its consolidated financial statements for the year ended December 31, 2023 prepared in accordance with U.S. GAAP.

Such financial statements and accompanying Operating and Financial Review and Prospects attached hereto replace the consolidated financial statements and the Operating and Financial Review and Prospects included in the Company’s Annual Report on Form 20-F filed with the SEC on April 4, 2024.

Attached hereto and incorporated by reference herein are the following exhibits:

99.1	Consolidated Financial Statements as of December 31, 2023.

99.2	Operating and Financial Review and Prospects as of December 31, 2023.

99.3	Consent of Independent Registered Accounting Firm.

Exhibit Index

Exhibit No.	Description

99.1	Consolidated Financial Statements as of December 31, 2023.

99.2	Operating and Financial Review and Prospects as of December 31, 2023.

99.3	Consent of Independent Registered Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NeuroSense Therapeutics Ltd.

Date: June 17, 2024	By:	/s/ Alon Ben-Noon
Alon Ben-Noon
Chief Executive Officer

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